Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS OF
STRATASYS AND OBJET FOR THE YEAR ENDED DECEMBER 31, 2012

The following Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended
December 31, 2012 combines the historical consolidated statements of operations of Stratasys and Objet, giving effect to the merger as if it had been consummated on January 1, 2012.

Stratasys and Objet merged on December 1, 2012 under an Agreement and Plan of Merger dated as of April 13, 2012, which we refer to as the merger agreement, pursuant to which an indirect, wholly-owned subsidiary of Objet merged with and into Stratasys. Objet issued to Stratasys’ stockholders one Objet ordinary share for each share of Stratasys common stock outstanding. Objet became the parent of Stratasys and Objet and changed its name to Stratasys Ltd. Immediately after the consummation of the merger, Stratasys stockholders, in the aggregate, owned approximately 55% of the combined company’s ordinary shares on a fully diluted basis (using the treasury stock method). As Stratasys was the “accounting acquirer”, the pro forma combined financial information reflects Stratasys acquiring Objet even though Objet issued its ordinary shares to holders of Stratasys common stock. Accordingly, the merger was accounted for as a reverse acquisition and Stratasys allocated the purchase price consideration to the tangible and intangible assets acquired and liabilities assumed from Objet, with the excess purchase price recorded as goodwill. In accordance with reverse acquisition accounting, the historical consolidated financial statements of Stratasys, Inc. are the predecessor financial statements with Objet financial results included beginning the day of the merger.

The pro forma combined financial information has been prepared in accordance with SEC Regulation S-X Article 11. The pro forma combined financial information is presented for illustrative purposes only and is not necessarily indicative of the combined operating results that would have occurred if the merger had been consummated on the dates and in accordance with the assumptions described herein, nor is it necessarily indicative of future results of operations of the combined company.

These Unaudited Pro Forma Condensed Combined Statement of Operations has been developed from and should be read in conjunction with the audited consolidated financial statements of Stratasys contained in its Annual Report on Form 20-F for the fiscal year ended December 31, 2012, incorporated herein by reference.

Unaudited Pro Forma Condensed Combined Statement of Operations of Stratasys

Year Ended December 31, 2012

			Pro Forma		Pro Forma for
(in thousands, except per share data)	Stratasys	Objet	Adjustments		Objet Merger
Net sales
Products	$179,762	$125,213	$1,068	(aa)	$306,043
Services	35,482	17,529	-		53,011
	215,244	142,742	1,068		359,054

Cost of sales
Products	86,742	38,156	36,019	(bb)
			1,029	(cc)
			(295)	(cc)
			(2,824)	(aa)	158,827
Services	18,591	16,534	1,218	(cc)
			(39)	(cc)	36,304
	105,333	54,690	35,108		195,131

Gross profit	109,911	88,052	(34,040)		163,923

Operating expenses
Research and development	19,659	14,627	3,205	(cc)
			(568)	(cc)	36,923
Selling, general and administrative	73,130	73,905	(3,264)	(aa)
			8,220	(bb)
			17,190	(cc)
			(2,909)	(cc)
			(25,040)	(dd)	141,232
	92,789	88,532	(3,166)		178,155

Operating income (loss)	17,122	(480)	(30,874)		(14,232)

Other income	1,388	736	-		2,124

Income (loss) before income taxes	18,510	256	(30,874)		(12,108)

Income taxes	9,687	2,003	(2,283)	(ee)	9,407

Net income (loss)	$8,823	$(1,747)	$(28,591)		$(21,515)

Non controlling Interest	332	(270)	-		62
Net income (Loss) Attributable to SSYS Ltd	$8,491	$(1,477)	$(28,591)		$(21,577)

Net income (loss) per common share
Basic	$0.37	$(0.10)			$(0.58)
Diluted	$0.36	$(0.10)			$(0.58)

Weighted average common shares
outstanding
Basic	22,812	14,175	-		36,987
Diluted	23,776	14,175	(964)	(ff)	36,987

The accompanying notes are an integral part of these Unaudited Pro Forma
Condensed Combined Statement of Operations

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

Note 1. Description of the Transaction

On December 1, 2012, Stratasys, Inc. and Objet completed their merger. Pursuant to the April 13, 2012 merger agreement, Objet issued to Stratasys, Inc. stockholders one Objet ordinary share for each share of Stratasys, Inc. common stock outstanding and Stratasys, Inc. became an indirect, wholly-owned subsidiary of Objet. In connection with the merger, Objet changed its name to Stratasys Ltd. Immediately prior to the closing of the merger, Objet’s shareholders approved a conversion of all outstanding Objet preferred shares into ordinary shares and a reverse split of Objet’s ordinary shares at a ratio of 1 for 8.691. After giving effect to the reverse split and the conversion ratio of one Objet share for each share of Stratasys, Inc. common stock, the former holders of Stratasys, Inc. common stock held 55% of the combined company’s ordinary shares and holders of Objet ordinary shares held 45% of the combined company’s ordinary shares, on a fully diluted basis using the treasury stock method. The calculation of the ordinary shares to be held by the Stratasys stockholders and the Objet shareholders gave effect to the exercise of all outstanding in-the-money options of each entity as determined on the treasury stock basis of accounting.

At the completion of the merger, each outstanding option to purchase one share of Stratasys, Inc. common stock was converted into an option to purchase one Objet ordinary share at an exercise price equal to the original exercise price of the Stratasys, Inc. option. Under the terms of the Stratasys, Inc. options, all outstanding Stratasys, Inc. options granted prior to the date of the merger agreement plus certain options granted in May 2012 became fully exercisable automatically as a result of the completion of the merger.

Note 2. Basis of Pro Forma Presentation

The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2012 gives effect to the merger as if it had been completed on January 1, 2012 and was derived from the historical consolidated financial statements of Stratasys and Objet. Assumptions and estimates underlying the unaudited pro forma adjustments are described in these notes, which should be read in conjunction with the Unaudited Pro Forma Condensed Combined Statement of Operations.

The merger is reflected in the Unaudited Pro Forma Condensed Combined Statement of Operations as an acquisition of Objet by Stratasys in accordance with Accounting Standards Codification Topic 805, "Business Combinations," using the acquisition method of accounting with Stratasys as the accounting acquirer. Since Objet is the “legal acquirer”, the merger was accounted for as a reverse acquisition. Under these accounting standards, Stratasys’ total estimated purchase price was calculated as described in Note 3 to the Unaudited Pro Forma Condensed Combined Statement of Operations, and the assets acquired and the liabilities assumed of Objet are measured and recorded at their estimated fair values. For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed, Stratasys estimated the fair values as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value measurements utilize estimates based on key assumptions of the merger, including historical and current market data.

Transaction costs have been excluded from the Unaudited Pro Forma Condensed Combined Statement of Operations as they reflect charges directly related to the merger which do not have an ongoing impact. In addition, the Unaudited Pro Forma Condensed Combined Statement of Operations does not include one-time costs directly attributable to the transaction, employee retention costs or professional fees incurred by Stratasys or Objet pursuant to provisions contained in the merger agreement, as those costs are not considered part of the purchase price.

Stratasys and Objet incurred significant costs associated with integrating the operations of Stratasys and Objet after the merger was completed. The Unaudited Pro Forma Condensed Combined Statement of Operations does not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies expected to result from the merger.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(continued)

Note 3. Consideration Transferred in the Merger

The following merger consideration was transferred to effect the merger:

(in millions, except share data)	Total
Deemed (for accounting purposes only) issuance of Stratasys common stock to Objet stockholders	$1,158
Deemed (for accounting purposes only) conversion of Objet equity awards	183
Fair value of non-controlling interest	0.3
Total consideration	$1,341

Based on Stratasys' closing share price of $74.95 as of December 1, 2012, the merger consideration under reverse acquisition accounting was approximately $1,341 million, consisting of $1,158 million for the deemed (for accounting purposes only) issuance of 15.4 million shares of Stratasys common stock, $183 million for the fair value of Objet equity awards deemed (for accounting purposes only) converted into Stratasys stock awards and $0.3 million for the fair value of non-controlling interest. The converted stock options represent the fair value of such options attributable to service prior to the merger date using the merger date stock price as an input to the Black Scholes valuation model to determine the fair value of the options.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(continued)

The allocation of the purchase price to the fair values of assets acquired and liabilities assumed includes unaudited pro forma adjustments to reflect the fair values of Objet's assets and liabilities. The allocation of the purchase price is as follows:

(in thousands)
Cash and cash equivalents	$41,524
Resricted cash	845
Short-term bank deposits	30,062
Accounts receivable - Trade	23,633
Accounts receivable - Other	12,477
Prepaid expenses	1,011
Inventories	40,364
Deferred income taxes	1,755
Property and equipment	15,475
Goodwill	797,063
Intangible assets	490,176
Other non-current assets	2,539

Total assets	1,456,924

Accounts payable & other liabilities	49,876
Unearned revenue	8,674
Deferred tax liabilities	51,003
Other non-current liabilities	6,474

Total liabilities	116,027

Estimated purchase price	$1,340,897

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The unaudited adjustments included in the Unaudited Pro Forma Condensed Combined Statement of Operations are as follows:

     (aa) Purchase price adjustments. Elimination of one-time expense arising from the merger related to the amortization of purchase price adjustments for acquired deferred revenues, inventory and order backlog. The fair value of Objet's inventories represented a step-up of $12.8 million from the carrying value. After the merger closing date, the step-up increased cost of sales over approximately six months as the inventory is sold. The fair value of Objet’s deferred revenue represented a reduction of $2.7 million from the carrying value. After the merger closing date, the adjustment was amortized as a reduction in revenue as the products were delivered and services performed. The fair value of Objet's backlog represented an increase to other assets of $6.3 million for the value of the orders acquired. After the merger closing date, the step-up increased selling, general and administrative related operating expense over approximately six months as the orders were fulfilled.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(continued)

Such amounts are removed from the historical results as they are considered nonrecurring charges that are to be included in the statement of operations within twelve months following the transaction. Accordingly, pro forma adjustments to remove one-time expenses have been included as follows:

Year ended
(in thousands)	December 31, 2012
Revenues	$1,068
Cost of sales - Products	(2,824)
Selling, general and administrative	(3,264)
$(5,020)

     (bb) Amortization. The adjustment to amortization expense recorded in cost of sales, or COS, and selling, general and administrative, or SG&A, expenses is a result of the fair market value adjustments to assets acquired. The estimated fair value of amortizable intangible assets of $462.1 million will be amortized on a straight-line basis over estimated useful lives that generally range from 9 to 10 years. The weighted-average useful life of amortizable intangibles is approximately 9.6 years. The amortization expense adjustment is based on the estimated useful lives of the acquired Objet assets. The purchase price allocation to identifiable intangible assets and the impact on amortization is as follows:

			Pro Forma Adjustments to
	Pro Forma		Amortization Expense
		Useful Lives
(in thousands)	Adjustments	(years)	Year Ended December 31, 2012
Developed technology	374,126	9.6	36,019
Trade name	15,291	9	1,558
Customer relationships	72,679	10	6,662
In-process R&D	28,080	Indefinite	-

Total	490,176		44,239

The amortization of developed technology is included in COS expenses. The amortization of trade name and customer relationships is included in SG&A expenses.

Fair market value adjustments and changes to estimated useful lives for Objet’s property, plant and equipment were not significant and accordingly, no adjustments were made to Objet’s recorded amount of property, plant and equipment or depreciation.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(continued)

     (cc) Stock-based compensation expense. Objet stock options vested over a four year period and were only exercisable upon the consummation of a liquidity event (as defined in the option plan). Objet treated the stock options as performance based awards and given a liquidity event was outside the control of Objet, concluded that such performance condition was not probable. As a result, no stock-based compensation expense had been recognized on outstanding Objet stock options. Under reverse acquisition accounting, Objet stock options were deemed (for accounting purposes only) to be replaced by Stratasys options. These replacement options were fair valued using the share price on the merger date as an input to the Black Scholes valuation model. The total estimated fair value of these options of $227.7 million was allocated $183 million to service rendered prior to the merger date based upon vesting and included as part of the purchase price, and $44.7 million was allocated to service to be rendered after the merger date and will be included in future stock-based compensation expense. With the assumption that the merger was consummated at January 1, 2012, of the $44.7 million post-merger expense, it was estimated that $22.6 million would be expensed in the year ended December 31, 2012. Accordingly, pro forma adjustments for stock-based compensation expense have been included as follows:

Year ended
(in thousands)	December 31, 2012
Cost of sales - Products	$1,029
Cost of sales - Services	1,218
Research and development	3,205
Selling, general and administrative	17,190
$22,642

All outstanding Stratasys stock options, with the exception of certain options granted on May 18, 2012 to purchase 302,750 shares of Stratasys common stock, were fully exercisable automatically under the terms of the option awards upon the consummation of the merger. Stratasys recognized a one-time expense on the date of the completion of the merger of approximately $3.8 million. This amount is considered a nonrecurring charge that is be included in the statement of operations within twelve months following the transaction and, accordingly, pro forma adjustments for stock-based compensation expense have been made to remove stock-based compensation expense from the historical Stratasys statement of operations as follows:

Year ended
(in thousands)	December 31, 2012
Cost of sales - Products	$(295)
Cost of sales - Services	(39)
Research and development	(568)
Selling, general and administrative	(2,909)
$(3,811)

     (dd) Elimination of transaction costs. Total transaction costs related to the merger of $25 million were recorded as an expense in combined selling, general and administrative expenses for the year ended December 31, 2012. The portion of the costs that were expensed have been removed from selling, general and administrative expenses with a pro forma adjustment for the year ended December 31, 2012 as these costs relate directly to the transaction and do not have an ongoing impact.

     (ee) Income tax expense. To reflect the effect of the merger on the (provision) benefit for income taxes (with the exception of non-tax deductible stock-based compensation expense and transaction costs) for the year ended December 31, 2012.

     (ff) Shares outstanding. The unaudited pro forma weighted average number of basic shares outstanding is calculated for each period presented by adding Objet's weighted average number of basic shares outstanding (after taking into effect the 1:8.691 reverse stock split) for that period and the number of Objet shares that would have been issued to Stratasys stockholders as a result of the merger. The unaudited pro forma weighted average number of diluted shares outstanding is calculated by adding Objet's weighted average number of diluted shares outstanding for that period and the number of Objet shares that would have been issued pursuant to the merger as well as the shares related to the assumption by Objet of Stratasys stock options and warrants. Due to the pro forma combined net loss for the year ended December 31, 2012, diluted common shares of 1 million related to the Stratasys historical dilutive earnings per share were excluded from diluted weighted average common shares outstanding on a pro forma basis as they would have been anti-dilutive.